SMITH BARNEY INCOME FUNDS
on behalf of the
Smith Barney Diversified Strategic Income Fund (the fund) Supplement dated March 13, 2003 to Prospectus and Statement of Additional Information dated November 28, 2002
The following information supersedes, as applicable, certain information set forth in the Prospectus and Statement of Additional Information of the fund listed above under the captions Principal Investment Strategies,
More on the fund's investments and Investment Objectives and Policies.
These changes are effective on or after May 12, 2003. Principal investment strategies
Key investments. The fund invests generally in a globally diverse portfolio of fixed income securities. Under normal circumstances, the fund invests primarily in bonds and related investments. The manager has broad discretion to allocate the fund's assets among the following segments of the global market for fixed income securities, with no specified minimum investment in any segment:
 U.S. government obligations
 Investment and non-investment grade U.S. and foreign corporate debt
 Mortgage and asset backed securities
 Investment and non investment grade sovereign debt, including, without limit, issuers in emerging markets
Maturity. The fund will invest primarily in intermediate-term securities. As a result the effective duration of the fund's portfolio is normally expected to be between three and seven years. Credit Quality. Up to 50% of the fund's assets may be invested in
U.S. or foreign securities rated below investment grade by a recognized rating agency, or, if unrated, of equivalent quality as determined by the manager. Below investment grade securities are commonly referred to as junk bonds. The fund may invest up to 20% of its total assets in emerging market debt rated below investment grade.
Selection Process
The manager uses a combination of quantitative models that seek to measure the relative risks and opportunities of each market segment based upon economic, market, political, currency and technical data and its own assessment of economic and market conditions in an effort to create an optimal risk/return allocation of the fund's assets among various segments of the fixed income market. After the manager makes its sector allocations, the manager uses traditional credit analysis to identify individual securities for the fund's portfolio.
Corporate Debt Securities. In selecting corporate debt securities, the manager considers and compares the relative yields of various types of obligations and employs a forward looking strategy seeking to identify companies that exhibit or demonstrate a potential for higher ratings over time. The manager considers the issuer's:
 Financial condition.
 Sensitivity to economic conditions and trends.
 Operating history.
 Experience and track record of management.
More on the fund's investments
Eurodollar or Yankee Obligations
The fund may invest in Eurodollar and Yankee obligations. Eurodollar bank obligations are dollar denominated debt obligations issued outside the
U.S. capital markets by foreign branches of U.S. banks and by foreign banks.
Yankee obligations are dollar denominated obligations issued in the U.S.
capital markets by foreign issuers. Eurodollar (and to a limited extent,
Yankee) obligations are subject to certain sovereign risks. Investments in cash or money market instruments
Up to 20% of the fund's total assets may be invested in cash and money market instruments at any time. This restriction excludes amounts held in cash or money market funds to pay for securities purchased.
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